FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

October 26, 2004

Commission File Number 000-30838

InfoVista S.A.

(Translation of registrant’s name into English)

6, rue de la Terre de Feu
91940 Les Ulis, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  InfoVista First Quarter Financial Results for the period ending September 30, 2004

FOR IMMEDIATE RELEASE	Contact:	Philippe Ozanian
CFO, InfoVista
+1 703 435 2435
pozanian@infovista.com
- or -
Noah Schwartz
Presentation materials are		Taylor Rafferty (London)
also available on our		+44 (0)20 7614 2900
website: www.infovista.com		infovista@taylor-rafferty.co.uk
- or -
Delia Cannan
Taylor Rafferty (New York)
+1 212 889 4350
infovista@taylor-rafferty.com

INFOVISTA REPORTS SOLID REVENUE GROWTH FOR Q1 FY04/05

30% revenue growth, driven by strong license revenues

On track for bottom-line profitability in coming quarters

Paris, France and Herndon, Virginia – October 26, 2004 – InfoVista (Euronext Paris: FR0004031649, NASDAQ: IVTA), the leading global provider of Business Technology Intelligence (BTI) software solutions, today announced its financial results for the first quarter ended September 30, 2004. Total revenues for the quarter increased to € 7.6 million, representing 30% growth over the comparable quarter last year. InfoVista recorded EBITDA of € -0.2 million for the quarter, as compared to € -4.3 million in the same quarter last year. Net loss improved to € 0.6 million, or € 0.04 per share, in the quarter, as compared to a loss of € 4.7 million, or € 0.26 per share, in the comparable quarter last year.

Commenting on the quarter, Gad Tobaly, Chief Executive Officer of InfoVista, said:

“We are satisfied with our performance during the first quarter. Revenues continued to grow strongly, coming in at the top end of our guidance, while our gross margin was at the 80% mark for the third consecutive quarter. We were also cash flow positive for the quarter, reflecting high levels of working capital management and operational control.”

Financial Highlights

•                              Revenues for the first quarter increased 30% year-on-year to € 7.6 million, at the top end of the guidance provided at the end of the previous quarter. On a constant currency basis, total first quarter revenues would have risen by 35% year-on-year.

•                              License revenues for the first quarter increased 56% year-on-year to € 4.0 million, continuing the trend set in previous quarters. On a constant currency basis, total revenues would have risen by 62% year-on-year.

•                              InfoVista’s gross margin stood at 80%, compared to 71% during the comparable quarter last year, reflecting sustained growth in license revenues and consistent reduction in cost of revenues.

•                              EBITDA for the first quarter was € -0.2 million, as a result of tight control over operational expenses.

•                              Net loss was € 0.6 million, or € 0.04 per share.

•                              InfoVista was cash flow positive for the quarter, increasing its cash position by more than € 0.3 million. As of September 30, 2004, cash and marketable securities stood at € 33.0 million, or € 1.9 per outstanding share.

•                              As of September 30, 2004, the Company had a total of 17,186,716 shares outstanding.

•                              On October 21, the Board approved the cancellation of 694 454 shares in treasury stock. After cancellation, InfoVista holds 1,140,000 shares in treasury.

Key Revenue Drivers

InfoVista’s two main regions, North America and Europe, delivered balanced contributions to the quarter’s growth, with the Company maintaining an appropriate split between Service Provider business and Enterprise customers.

•                              The American, European and Asian markets contributed 40%, 51% and 9% of total revenues, respectively. Revenues in America amounted to € 3.1 million, up 38% from the same quarter last year, while European revenues were up 37% over the comparable quarter last year to € 3.9 million, continuing the positive trends set throughout 2004.

•                              Revenues from the Service Provider market contributed 80% of total revenues in the first quarter. Enterprise customers contributed the remaining 20% for the quarter.

•                              Revenues from Software Licenses contributed 53%, while Service revenues contributed 47% to total revenues.

•                              Revenues from indirect channels contributed 42% to total revenues, while direct channels including revenues from referral partners contributed the remaining 58%.

Operational Review

Good Deal Flow from Growing Alliances & Partnerships Base; IP Telephony Set to Take Off

•                              InfoVista has entered a worldwide software licensing agreement with the outsourcing division of a large System Integrator to support its mission of delivering a portfolio of advanced end-to-end IT infrastructure services, while at the same time increasing help desk and network operation productivity. This agreement will leverage the capabilities of InfoVista’s service-centric performance management solutions to monitor and report in real-time every aspect of system availability, utilization, and performance in order to meet the needs of their customers and their contractual SLA obligations.  This new win continues to illustrate InfoVista’s successes in the outsourcing market and there is significant scope for further projects in the coming quarters.

•                              In September, InfoVista announced that it was teaming up with Micromuse to deliver fully integrated solutions for performance and business service management. The strategic alliance will enable customers of both companies to leverage best-in-class technology and extend InfoVista’s visibility within the Enterprise sector.

•                              InfoVista remains strongly positioned within the high-growth IP Telephony sector, where the Company continues to see strong demand for its solutions. Feedback from customers or the recent deals made in the last quarters on InfoVista’s IP VPN solutions has also been encouraging. As previously announced, the Company launched a new Server Management solution which matches nicely the current requirements of enterprise customers and outsourcers for the consolidation of datacenters.

Promising Outlook for 2005

Looking ahead, Gad Tobaly concluded:

“We continue to have a strong pipeline and are increasingly being selected to work on larger and more complex projects. In the second quarter, we expect revenues to be in the range of € 7.8 - € 8.2 million, representing year-on-year growth of 13-19%. We will be EBITDA positive for the remainder of the year, and are focused on passing the bottom-line profitability mark in one of the very next quarters. We believe InfoVista solutions are strongly positioned to succeed within a market that continues to be characterized by cautious IT investments and spending.”

Conference Call

InfoVista will host a conference call today at 9:00 a.m. (EST) / 2:00 p.m. (UK) / 3:00 p.m. (Continental Europe). The call will be available by dialing +44 (0)20 7984 7572 in the UK/Europe, or + 1 718 354 1171 in North America. A replay of the teleconference will be available shortly after the end of the conference call for one week at the following numbers: UK/Europe: +44 (0)20 7984 7578, North America: + 1 718 354 1112, Passcode: 425496 #.

About InfoVista

InfoVista enables service providers and enterprises to manage and optimize their IT offerings through service-centric performance management solutions. InfoVista solutions are built on a proven software architecture that collects and analyzes performance information from thousands of IT assets in real time. InfoVista transforms these technology metrics into business relevant, insightful and actionable information. InfoVista calls this transformation, and the resulting actionable information— Business Technology Intelligence (BTI). Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, have selected InfoVista to maximize the value of their business technology assets. Representative customers include Allstream, Banques Populaires, Banque de France, BellSouth, Broadwing Communications, Defense Information Systems Agency (DISA), Deloitte & Touche, Deutsche Telecom, France Telecom, Savvis Corporation, Singtel, US Cellular and Verio Inc. InfoVista stock is traded on the NASDAQ (IVTA) and the Nouveau Marché (FR0004031649). For more information about the company, please visit www.infovista.com.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Autorité des Marchés Financiers. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

InfoVista is a registered trademark of InfoVista, S.A.

INFOVISTA

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the three months ended September 30,
	2004	2003
	(unaudited)	(unaudited)
Revenues
License revenues	€4,012	€2,574
Service revenues	3,613	3,284
Total revenues	7,625	5,858

Cost of revenues
Costs of licenses	169	190
Costs of services	1,362	1,538
Total cost of revenues	1,531	1,728

Gross profit	6,094	4,130

Operating expenses
Sales and marketing expenses	3,816	3,354
Research and development expenses	1,619	1,417
General and administrative expenses	1,253	1,064

Restructuring costs	—	2,496
Amortization of intangible assets	95	95
Total operating expenses	6,783	8,426

Operating loss	(689)	(4,296)

Other income (expense):
Interest income	119	183
Net foreign currency transaction losses	(55)	(97)
Loss on disposal and impairment of fixed assets	(1)	(490)
Loss before income taxes	(626)	(4,700)

Income tax benefit (expense)	12	(22)

Net loss	€(614)	€(4,722)

EBITDA	€(229)	€(4,250)

Adjusted net loss	€(463)	€(1,544)

Basic and diluted net loss per share	€(0.04)	€(0.26)

Adjusted basic and diluted net loss per share	€(0.03)	€(0.09)

Basic and diluted weighted average shares outstanding	17,164,787	18,038,859

INFOVISTA

RECONCILIATION BETWEEN NET LOSS AND EBITDA

(In thousands, except for share and per share data)

The Company provides EBITDA data to assist investors in their analysis of our operating results. These adjustments are not in accordance with, or an alternative for, generally accepted accounting principles in the United States of Americas (US GAAP) and may be different from the presentation of financial information provided by other companies. EBITDA as well as US GAAP net income are presented in the consolidated statements of operations that accompany this press release. EBITDA is calculated as net loss less depreciation and amortization, interest expense and income tax expense.

	For the three months ended September 30,
	2004	2003
	(unaudited)	(unaudited)

Net loss	€(614)	€(4,722)

EBITDA is exclusive of the following (income) charges:
Income tax expense	(12)	22
Depreciation and amortization	397	450

EBITDA	€(229)	€(4,250)

RECONCILIATION BETWEEN NET LOSS AND ADJUSTED NET LOSS

(In thousands, except for share and per share data)

The Company provides adjusted net loss and adjusted net loss per share data to assist investors in their analysis of our operating results. These adjustments are not in accordance with, or an alternative for, generally accepted accounting principles in the United States of Americas (US GAAP) and may be different from the presentation of financial information provided by other companies. Adjusted net income and earnings per share as well as US GAAP net income and earnings per share are presented in the consolidated statements of operations that accompany this press release.

	For the three months ended September 30,
	2004	2003
	(unaudited)	(unaudited)

Net loss	€(614)	€(4,722)

Adjusted net loss is exclusive of the following charges:
Restructuring costs	—	2,496
Amortization of intangible assets	95	95
Net foreign currency transaction losses	55	97
Loss on disposal and impairment of fixed assets	1	490

Adjusted net loss	€(463)	€(1,544)

INFOVISTA

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	September 30, 2004	June 30, 2004
	(unaudited)
ASSETS

Cash and cash equivalents	€27,105	€26,772
Mar Marketable securities	5,895	5,904
Trade receivables, net of allowance of € 384 and € 387, respectively	7,437	8,367
Prepaid expenses and other current assets	1,968	2,399
Total current assets	42,405	43,442

Fixed assets, net	2,365	2,449
Licensed technology and advances, net	788	850
Investment in affiliate	1,027	1,027
Deposits and other assets	996	1,085
Total non current assets	5,176	5,411

Total assets	€47,581	€48,853

LIABILITIES & STOCKHOLDERS’ EQUITY

Trade payables	€2,534	€2,614
Accrued salaries and commissions	1,659	1,680
Accrued social security and other payroll taxes	1,157	818
Deferred revenue	5,436	5,453
Accrued VAT	597	1,384
Other current liabilities	390	537
Total current liabilities	11,773	12,486

Other long term liabilities	93	113
Total non-current liabilities	93	113

Stockholders’ equity
Common stock (19,022,170 and 18,950,920 shares authorized and issued, and 17,186,716 and 17,115,466 shares outstanding)	10,272	10,233
Capital in excess of par value of stock	85,096	84,982
Accumulated deficit	(52,927)	(52,313)
Unrealized losses on available for sale securities	(105)	(96)
Cumulative translation adjustment	(1,305)	(1,236)
Less common stock in treasury, at cost	(5,316)	(5,316)
Total stockholders’ equity	35,715	36,254

Total liabilities and stockholders’ equity	€47,581	€48,853

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: October 26, 2004	By:	/s/ Philippe Ozanian

	Name:	Philippe Ozanian
Title: Chief Financial Officer